WISeKey Reports FY 2020 Audited Consolidated Financial Results

Schedules conference call for Friday, April 30 at 3:00 pm CET (9:00 am ET)

ZUG, Switzerland, April 29, 2021 – WISeKey International Holding Ltd. (“WISeKey” NASDAQ: WKEY; SIX Swiss Exchange: WIHN), a leading cybersecurity and IoT company, announced today its audited consolidated financial results for full year (FY) 2020 (period ended December 31, 2020).

Carlos Moreira, WISeKey’s Founder and CEO, noted, “2020 was a transformational year for WISeKey as we made significant investment in R&D to enhance our Artificial Intelligence capabilities, the real driving force behind IoT technology, expanded our product portfolio, and maintained leading-edge technology position and competitive advantage of our offerings. We also built up our sales force in the U.S., Europe and Asia, to take advantage of higher demand for strong security, authentication, brand protection and anti-counterfeiting services for segments such as connected devices, connected cars, luxury products, pharmaceuticals and banking/financial sector. We ended the year with a strong cash position which supports our growth initiatives, both organically and through acquisitions, and at the same time gives us the flexibility to invest in strategic partnerships and joint ventures with global organizations.”

Mr. Moreira added, “We started 2021 on a very strong note. The acquisition of controlling interest in arago has provided us with a new, higher-margin revenue source for AI-based Knowledge Automation. We believe that due to our solid revenue pipeline for existing product offerings and new opportunities in the emerging Cybersecure Automation for the AIoT market, WISeKey is well positioned to improve margins and increase revenues, thus providing higher returns to its shareholders.”

WISeKey’s FY20 audited consolidated financial results are available at https://www.wisekey.com/company/investors/financial-reports/.

2020 Key Financial and Operational Highlights:

•	Acquired 51% controlling interest in arago GmbH (arago) on February 1, 2021 and reached a binding agreement to acquire the remaining 49%: arago’s leading technology that provides AI to enterprises globally through Knowledge Automation, its large recurring customer base and licensing model, brought significant synergies to WISeKey and strengthened our position in the fast-growing AIoT market.

•	Revenue of $14.8 million: although lower than FY 2019 revenue (due to the impact of COVID 19 pandemic, which disrupted supply chains worldwide, and the political and trading tensions between the U.S. and China), the new AIoT revenue stream and the rising demand for semiconductors since end of 2020, should fuel future revenue growth for WISeKey.

•	Substantial reduction in general & administrative expenses (SG&A): the decrease of 32% to $10.7 million in FY 2020, from $15.8 million in FY 2019 was due to steps we took to manage our overhead costs and quickly adjust to the new environment. While for 2021 we expect total SG&A expenses to increase (as some of these costs, mainly traveling related costs will return to pre-COVID levels, and additional expenses related to the arago acquisition), we expect SG&A expenses as percentage of revenue to decline in the coming years due to general cost reduction initiatives we have and will continue to implement.

•	Strong cash position: cash and cash equivalents together with restricted cash increased to $21.8 million at December 31, 2020, from $16.6 million at December 31, 2019.

2021 key Growth Areas

•	Trusted Non-Fungible Token (NFT) Platform: WISeKey plans to deploy its unique Digital Identification NFT platform technology in June 2021. This NFT platform will provide the most secure and scalable blockchain backend for creating real digital twins for valuable objects. This unique approach will make it possible to mint provenance and a digital version into an NFT that contains smart contracts on how the digital twin may be used, removing any uncertainty of what an NFT actually means to a collector by delivering authenticated digital twins to the art and luxury market. Pilot projects already executed on the luxury watch industry with a world premiere Hublot NFT watch.

•	Trusted Automation: The integrated WISeKey Arago Automation Platform licensing revenue model is expected to bring significant revenue synergies and strengthen WISeKey’s position in the fast-growing Artificial Intelligence of Things (“AIoT”) market. Knowledge Automation and Data platform HIRO™, developed by arago, takes a unique approach to process automation by using AI to autonomously and independently determine how to complete and then automate end-to-end tasks based on real time contextual data. Fully auditable and only using steps defined and approved by the customer, Knowledge Automation delivers significantly higher automation rates at a much lower operational cost.

FY 2020 Results Conference Call

Carlos Moreira, CEO and Peter Ward, CFO will host a conference call on Friday, April 30, 2021, at 3:00 p.m. CET / 9:00 a.m. ET to discuss these results, recent business developments and growth initiatives. A Q&A session will follow the prepared remarks.

Interested parties may participate in the call by dialing:

United States (Toll)	877-445-9755
United States (Toll Free)	201-493-6744
Spain (fixed) ATT:	900 834 236
Spain (mobile) ATT:	900 834 876
United Kingdom (fixed) ATT:	0 800 756 3429
France (fixed) ATT /excl. Monaco:	0 800 912 848
Switzerland (fixed) ATT:	0 800 835 525
Switzerland (mobile) ATT:	0 800 891 374
Italy (fixed) ATT:	800 791 612
Italy (mobile) ATT:	800 796 508
Netherlands (fixed) ATT:	0 800 023 4340
Netherlands (mobile) ATT:	0 800 022 3580
Germany (fixed) ATT:	0 800 182 0040
Germany (mobile) ATT:	0 800 184 4713

To access the call, please dial-in approximately five minutes before the start time. The call will also be simultaneously audio & slides webcast over the Internet via this link and such link will also be made available in the “Investor Relations” section of WISeKey’s website http://wisekey.com/investors/.

An archived version of the webinar will be available on WISeKey’s website following the live presentation. For any questions regarding the event, please email Lcati@equityny.com.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

FY 2019 Key Financials - WISeKey Group

(Million US$)
US GAAP	2020	2019
Net sales	14.8	22.7
Gross profit	5.5	9.5
Operating loss as reported	(18.5)	(20.5)
Net income attributable to WISeKey as reported	(28.7)	8.2

Non-GAAP	2019	2019
EBITDA from continuing operations	(16.9)	(19.2)

Total Cash and restricted cash	21.8	16.6

Non-GAAP Financial Measures

In managing WISeKey's business on a consolidated basis, WISeKey management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting WISeKey’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in WISeKey's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in WISeKey’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

Non-GAAP to GAAP Reconciliations

Financial Reconciliation of GAAP to non-GAAP Results (unaudited)	12 months to December 31,
(Million US$)	2020	2019
Operating loss as reported	(18.5)	(20.5)
Non-GAAP adjustments from continuing operations:
Depreciation expense from continuing operations	1.08	0.8
Amortization expense on intangibles from continuing operations	0.6	0.5
EBITDA from continuing operations	(16.9)	(19.2)

GAAP to Non-GAAP Cash and Cash Equivalents	As of December 31,
(Million US$)	2020	2019
Cash and cash equivalents as reported	19.7	12.1
Restricted cash, current as reported	2.1	2.5
Restricted cash, noncurrent as reported	—	2.0
Total Cash and restricted cash	21.8	16.6

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

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